UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

Mueller Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

624756102
(CUSIP number)

Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)

July 5, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 624756102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	3,692,239
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	3,692,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,692,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	3,692,239
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	3,692,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,692,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	3,692,239
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	3,692,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,692,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	3,692,239
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	3,692,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,692,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 6

1	NAME OF REPORTING PERSON:		BEI-Longhorn, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	3,692,239
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	3,692,239
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		3,692,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		9.8%
14	TYPE OF REPORTING PERSON:		OO

ITEM 1.  SECURITY AND ISSUER

The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, $0.01 par value per share (the “Common Stock”), of Mueller Industries, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 8285 Tournament Drive, Suite 150, Memphis, Tennessee 38125.

ITEM 2.  IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is filed by Leucadia National Corporation (“Leucadia”), Phlcorp Holding LLC (“Phlcorp”), Baldwin Enterprises, Inc. (“Baldwin”), BEI Arch Holdings, LLC (“BEI Arch”), and BEI-Longhorn, LLC (“BEI Longhorn”).  Leucadia, Phlcorp, Baldwin, BEI Arch and BEI Longhorn are sometimes herein referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.”

(a) – (c) and (f)  Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010.  Leucadia is a diversified holding company engaged in a variety of businesses, including manufacturing, land based contract oil and gas drilling, gaming entertainment, real estate activities, medical product development and winery operations.  Leucadia has a significant equity interest in the common stock of Jefferies Group, Inc., a full service investment bank, that is accounted for at fair value.  Leucadia owns equity interests in operating businesses which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading high yield and special situation securities and a commercial mortgage origination and servicing business.  Approximately 18.8% of the common shares of Leucadia outstanding at July 7, 2011 (including shares issuable pursuant to currently exercisable warrants) are beneficially owned (directly and through family members  and family trusts) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia.  Charitable foundations independently established by Mr. Cumming beneficially own less than one percent of the outstanding common shares of Leucadia.  Mr. Cumming disclaims beneficial ownership of the common shares of Leucadia held by his charitable foundations.  Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

Phlcorp is a member managed Pennsylvania limited liability company with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Phlcorp is a holding company through which Leucadia conducts certain of its operations.  All of its membership interests are owned by Leucadia.

Baldwin is a Colorado corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  Baldwin is a holding company through which Leucadia conducts certain of its operations.  All of its outstanding shares are owned by Phlcorp.

BEI Arch is a member managed Delaware limited liability company with its principal office at 529 East South Temple, Salt Lake City, Utah 84102.  BEI Arch is an indirect holding company for the Reporting Persons’ investment in the Company. All of its membership interests are owned by Baldwin.

BEI Longhorn is a member managed Delaware limited liability company with its principal office located at 529 East South Temple, Salt Lake City, Utah 84102.  BEI Longhorn is a

holding company for the Reporting Persons’ investment in the Company. All of its membership interests are owned by BEI Arch.

The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule A hereto.

(d) – (e)  During the last five years none of the Reporting Persons, nor, to their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The aggregate amount of funds used by BEI Longhorn to purchase the 3,692,239 shares of Common Stock reported herein by the Reporting Persons was $142,825,764, including commissions.  All purchases of these shares of Common Stock were made in open market transactions.  The source of funds used in connection with the purchase of these shares of Common Stock was advances to BEI Longhorn from its indirect parent, Baldwin.  Baldwin obtained these funds from its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons have acquired beneficial ownership of the shares of Common Stock referred to in Item 5 in order to obtain a substantial equity position in the Company.

The Reporting Persons may acquire or seek to acquire additional shares of Common Stock, depending upon their view of the Company’s prospects, prevailing prices and market conditions, from time to time in the open market, in privately negotiated transactions, or otherwise.

The Reporting Persons presently do not have any plans or proposals to seek control of the Company.  Any possible determination to seek control in the future will depend on the factors outlined above for the acquisition of additional shares of Common Stock, the feasibility of attaining control, as well as consideration of other acquisition opportunities available for the Reporting Persons to deploy and invest their resources.

The Reporting Persons may also dispose or seek to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions to third parties or to the Company or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  All percentages in this

Item 5 are based on 37,855,071 shares of Common Stock outstanding as of April 26, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011.  As of the close of business on the date of this Statement on Schedule 13D, the Reporting Persons beneficially owned the following shares of Common Stock:

(i) BEI Longhorn owns an aggregate of 3,692,239 shares of Common Stock, representing approximately 9.8% of the shares of Common Stock presently outstanding.

(ii) By virtue of its ownership of all of the outstanding membership interests in BEI Longhorn, for purposes of this Statement on Schedule 13D, BEI Arch may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

(iii) By virtue of its ownership of all of the outstanding membership interests in BEI Arch, for purposes of this Statement on Schedule 13D, Baldwin may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

(iv) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock owned by Baldwin.

(v) By virtue of its ownership of all of the outstanding membership interests in Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock owned by BEI Longhorn.

(vi) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock owned by BEI Longhorn.

(b)           The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and Item 5(a) hereof are incorporated herein by reference.  Leucadia, Phlcorp, Baldwin, BEI Arch and BEI Longhorn may be deemed to share voting and dispositive power with respect to the 3,692,239 shares of Common Stock owned by BEI Longhorn reflected in this Statement on Schedule 13D.

(c)           Except as set forth herein or in the attached Schedule B, the Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement on Schedule 13D, and any amendment or amendments thereto, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference in its entirety.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Agreement as to Joint Filing of Schedule 13D, dated July 15, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC, Baldwin Enterprises, Inc., BEI Arch LLC and BEI-Longhorn LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2011

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BEI ARCH LLC
By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BEI-LONGHORN LLC

By:	BEI Arch LLC
Its Sole Member

By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

EXHIBIT INDEX

Exhibit No.

1	Agreement as to Joint Filing of Schedule 13D, dated July 15, 2011, by and among Leucadia National Corporation, Phlcorp Holding LLC, Baldwin Enterprises, Inc., BEI Arch LLC and BEI-Longhorn LLC.

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The name, business address, present principal occupation or employment, ownership of common stock of Mueller Industries, Inc. and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth below.  Unless otherwise specified, the business address of each person listed below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010.  To the knowledge of the Reporting Persons, each person listed below is a United States citizen.

For purposes of this Schedule A, Leucadia is “(a)”, Phlcorp is “(b)”, Baldwin is “(c)”, BEI Arch is “(d)” and BEI Longhorn is “(e)”.

Name and Business Address	Directorships	Offices	Principal Occupation or Employment
Ian M. Cumming c/o Leucadia National Corporation 529 E. South Temple Salt Lake City, Utah 84102	(a), (c)	Chairman of the Board of (a) and (c); Chairman of (b)	Chairman of the Board of (a)
Joseph S. Steinberg	(a), (c)	President of (a), (b) and (c)	President of (a)
Paul M. Dougan	(a)	--	Private Investor
James E. Jordan	(a)	--	Private Investor
Jesse Clyde Nichols, III	(a)	--	Private Investor
Alan J. Hirschfield	(a)	--	Private Investor and Consultant
Jeffrey C. Keil	(a)	--	Private Investor
Michael Sorkin	(a)	--	Vice Chairman of N M Rothschild Corporate Finance Limited
Philip M. Cannella		Assistant Vice President and Director of Taxes of (a); Vice President of (b), (c), (d) and (e)	Assistant Vice President and Director of Taxes of (a)

Name and Business Address	Directorships	Offices	Principal Occupation or Employment
Thomas E. Mara		Executive Vice President of (a), (b), (c), (d) and (e)	Executive Vice President of (a)
Joseph A. Orlando	(c)	Vice President and Chief Financial Officer of (a); Vice President of (b) and (c); President of (d) and (e)	Vice President and Chief Financial Officer of (a)
Barbara L. Lowenthal	--	Vice President and Comptroller of (a); Vice President of (b), (c), (d) and (e)	Vice President and Comptroller of (a)
Justin R. Wheeler	--	Vice President of (a), (b), (c) and (d)	Vice President of (a)
Jane Goldman	--	Assistant Vice President of (a)	Assistant Vice President of (a)
Joseph M. O’Connor	--	Vice President of (a), (b), (c), (d) and (e)	Vice President of (a)
Rocco J. Nittoli	--	Vice President and Treasurer of (a), (b), (c), (d) and (e)	Vice President and Treasurer of (a)
Corinne A. Maki	--	Assistant Secretary of (a); Vice President & Assistant Secretary of (b), (c), (d) and (e)	Vice President & Assistant Secretary of (c)
Laura E. Ulbrandt	--	Assistant Vice President & Secretary of (a), (b), (c), (d) and (e)	Assistant Vice President & Secretary of (a)

Schedule B

Transactions in Shares of Common Stock by the Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Weighted Average Price Per Share
BEI Longhorn	5/20/2011	Purchase	25,000	$36.27510(1)
BEI Longhorn	5/23/2011	Purchase	4,200	$34.98390(2)
BEI Longhorn	7/5/2011	Purchase	47,600	$38.93249(3)
BEI Longhorn	7/5/2011	Purchase	81,867	$40.03290(4)
BEI Longhorn	7/5/2011	Purchase	30,533	$40.56136(5)
BEI Longhorn	7/6/2011	Purchase	33,000	$41.08620(6)
BEI Longhorn	7/7/2011	Purchase	74,108	$42.51320(7)
BEI Longhorn	7/7/2011	Purchase	141,908	$42.81840(8)
BEI Longhorn	7/8/2011	Purchase	181,754	$42.85120(9)
BEI Longhorn	7/11/2011	Purchase	70,000	$43.21065(10)
BEI Longhorn	7/11/2011	Purchase	136,553	$44.42359(11)
BEI Longhorn	7/11/2011	Purchase	18,248	$44.95978(12)
BEI Longhorn	7/12/2011	Purchase	323,179	$45.48903(13)
BEI Longhorn	7/12/2011	Purchase	23,616	$45.84068(14)
BEI Longhorn	7/13/2011	Purchase	171,000	$45.53620(15)
BEI Longhorn	7/14/2011	Purchase	266,197	$45.74950(16)
BEI Longhorn	7/15/2011	Purchase	196,600	$45.72210(17)
BEI Longhorn	7/15/2011	Purchase	3,400	$46.20560(18)

(1)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $35.95-$36.44. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(2)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $34.95-$35.00. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(3)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $38.33-$39.23. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(4)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $39.35-$40.35. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(5)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $40.36-$40.70. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(6)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $40.45-$41.34. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(7)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $41.60-$42.60. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(8)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $42.62-$42.97. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(9)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $42.40-$43.35. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(10)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $42.81-$43.80. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(11)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $43.86-$44.79. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(12)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $44.93-$45.00. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(13)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $44.75-$45.75. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(14)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $45.76-$45.93. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(15)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $45.05-$45.77. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(16)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $45.52-$45.94. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(17)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $45.15-$46.12. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.

(18)
Reflects weighted average per share price (excluding commissions) of separately priced transactions at a range of $46.16-$46.22. Upon the request of the staff of the Commission, full information regarding the number of shares sold at each separate price will be provided.